24000264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28820

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lakeshore Securities, LP

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 S. La Salle Street
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Gannon (Name) 312.663.1307 (Area Code – Telephone Number) mgannon@lakeshoresecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC
(Name – if individual, state last, first, and middle name)

333 W. Wacker Drive 6th Floor (Address) Chicago (City) IL (State) 60606 (Zip Code)

12/17/2009 (Date of Registration with PCAOB)(if applicable) 3968 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark E. Gannon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lakeshore Securities, LP, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
BENETTA C JOHNSON
Notary Public, State of Illinois
Commission No. 952185
My Commission Expires May 09, 2026

Signature: [signature]

Title:
Financial Operations Principal

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FGMK
Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance of
Lakeshore Securities L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lakeshore Securities L.P. (the "Partnership") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Partnership Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Partnership's auditor since 2022.

Chicago, Illinois
February 16, 2024

Contents

Lakeshore Securities L.P.

Statement of Financial Condition
December 31, 2023

Assets		
Cash and cash equivalents	$	3,147,088
Securities owned, at fair value		209,094
Receivable from broker-dealers and others		4,129,639
Right of use asset		5,413
Other assets		45,712
Total assets	$	7,536,946
Liabilities and Partners' Capital		
Liabilities		
Compensation payable	$	550,750
Accounts payable and accrued expenses		733,424
Contract liabilities		21,024
Lease liability		5,413
Total liabilities		1,310,611
Partners' capital		6,226,335
Total liabilities and partners' capital	$	7,536,946

The accompanying notes are an integral part of this statement

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Lakeshore Securities L.P. ("the Partnership") is a registered broker-dealer and a trading permit holder ("TPH") at Cboe Global Markets, Inc. The Partnership was a member of the Options Clearing Corporation ("OCC") until October 23, 2023, at which time it terminated its membership. The Partnership is also registered as an introducing broker ("IB") with the Commodity Futures Trading Commission ("CFTC"), and is a member of the National Futures Association ("NFA") and a TPH at the Cboe Futures Exchange. The Partnership provides brokerage and clearing services to customers, primarily broker-dealers, on a national basis. Additionally, the Partnership is also engaged in proprietary trading.

Although the Partnership is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, customers other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). The Partnership conducts business on a fully disclosed basis and does not hold customer funds or securities from October 24, 2023 throught December 31, 2023.

The following is a summary of the Partnership's significant accounting policies:

Accounting policies: The Partnership follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board ("FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of the financial statement in conformity with GAAP requires the Partnership's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of this financial statement change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Cash and cash equivalents: Cash equivalents are highly liquid investments with original maturities of three months or less at the date of acquisition. The Partnership regularly maintains demand deposit accounts for daily operations and money market accounts for maintaining excess cash requirements in interest bearing accounts. The cash in bank deposit accounts, at times may exceed federally insured limits.

Securities owned: Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*. Securities owned consists of equity securities which are listed on a national securities exchange and are valued based upon the last reported sales price on the day of valuation. Securities owned are classified within Level 1 of the fair value hierarchy as their value is based on quoted prices for identical assets in an active market.

Revenue recognition: Revenue from contracts with customers is recognized as the Partnership satisfies its performance obligations by securing trade transactions for customers. A trade transaction is considered secured for a customer when the customer is provided a trade confirmation. The commission revenue recognized by the Partnership reflects the consideration to which the Partnership expects to be entitled in exchange for execution of the trade transaction on behalf of the customer.

Significant Judgments. Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage commissions: The Partnership buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Partnership charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Partnership believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. The revenue is recognized at a point in time.

Exchange fees, Clearing Member Trade Agreement (CMTA) fees and Block Discounts: The Partnership is charged a fee from the exchange where the customer trade is made. That fee is billed through to the customer at the time the customer is billed for its brokerage commission. Where a Clearing Member Trade Agreement (CMTA) exists, an additional procedure is required. The Partnership charges a CMTA fee to customers for that action at the time it bills the customer for the brokerage commission. Certain trades may earn a block discount from the exchange due to the volume of the trade. The Partnership is not required to pass that discount through to the customer, so it retains that discount in revenue as Block Discounts at the time the customer is billed for its brokerage commission.

Management fee: The Partnership provides management services to customers. Revenue is recorded based on a set fee every month as established in a contractual agreement between the Partnership and the customer. Management fees are typically paid monthly in arrears. This revenue is recognized over time.

Order flow income: A third-party trading firm may receive a preference for making certain equity trades and pays the Partnership for allowing that firm to make the trade.

Securities transactions: Securities transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled. The resulting realized gains and losses and change in unrealized gains and losses are reflected in principal transactions in the statement of income.

Dividends and Interest: Dividend income is recognized on the ex-dividend date recorded together with interest income in the Partnership's Statement of Income. Interest income is recorded on the accrual basis.

Receivables from broker-dealers and others and credit losses: The Partnership's receivables from broker-dealers include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Partnership's trades and contracts are cleared through a clearing broker and settled daily between the clearing broker and the Partnership. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Partnership for a very short period of time. Cash and equity securities held by the clearing broker collateralize amounts due to the clearing broker, if any, and may serve to satisfy margin and regulatory requirements. The Partnership continually reviews the credit quality of its counterparties.

Accounts receivable are reported net of any estimated allowances for credit losses and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for credit losses to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for credit losses is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators.

The Partnership accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326 *Financial Instruments – Credit Losses.* FASB ASC 326 requires the Partnership to estimate expected credit losses over the life of its financial assets and certain off balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Partnership records the estimated expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes, if any, in the allowance for credit losses is reported in Credit Loss expense. No allowance was deemed necessary as of December 31, 2023 or January 1, 2023.

Contract liability: The Partnership records a contract liability when the Partnership receives payment in advance of satisfying its performance obligation and recognizing revenue. The contract liabilities balance as of December 31, 2023 and January 1, 2023 was $21,024 and $20,404 respectively.

Income taxes: The financial statement does not reflect any income taxes since the taxable income of the Partnership is includable in the income tax returns of the partners.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2023. The Partnership is generally not subject to U.S. Federal and state tax examinations for up to three years.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

A description of the valuation techniques applied to the Partnership's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Common stock: Fair value of securities traded on a national securities exchange are based upon the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

	Fair Value Measurements			
Description	Level 1	Level 2	Level 3	Total
Securities owned:				
Common stock:	$ 209,094	$ -	$ -	$ 209,094

The Partnership assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Partnership's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

Note 3. Receivable from Broker-Dealers and Others

Receivable from broker-dealers and others at December 31, 2023 consists of the following:

Brokerage commissions receivable	$	3,503,604
Cash held by the clearing broker		626,035
	$	4,129,639

Note 4. Leases

The Partnership is a lessee in a non-cancelable operating lease for a single office space area subject to FASB ASC 842, *Leases.* The Partnership determines if an arrangement is a lease, or contains a lease, at inception of a contract and when terms of an existing contract are changed. The Partnership recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Because a discount rate is not implicit in the lease, the Partnership uses a discount rate equal to the incremental borrowing rate available to the Partnership at the commencement of the lease. The Partnership's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepare (accrued lease payments, less the unamortized balance of lease incentives received), and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants. The non-cancelable operating lease expired on January 31, 2024.

The Partnership has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of less than 12 months at lease commencement, and do not include an option to purchase the underlying asset that the Partnership is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Partnership has an obligation as a lessee with initial non-cancelable terms of 12 months or more. The Partnership classified this lease as an operating lease. The Partnership's lease does not include restrictive financial or other covenants. Payments due under the lease contract are fixed. The Partnership's office space lease requires it to make variable payments for the Partnership's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The Partnership through its association with the Chicago Board Options Exchange ("CBOE") rents equipment at the CBOE for transacting its trades there. The CBOE charges back monthly for the use of that equipment without entering into any long-term lease agreements.

Other information related to leases as of December 31, 2023 was as follows:

Weighted average remaining lease term:	
Operating leases	0.1 years
Weighted average discount rate:	
Operating leases	3.25%

Maturities of lease liability under non-cancelable operating leases as of December 31, 2023 are:

2024		5,413
Subtotal	$	5,413
Less imputed interest		-
Total lease liability	$	5,413

In January 2024, the Partnership entered into a two-year lease agreement to lease the same office space it had occupied under previous lease agreements. A security deposit of one month's rent was provided to the building owner. The agreement provides for 24 monthly payments of $5,413 producing total rents of $129,918 for the term of the lease.

Note 5. Commitments, Contingencies and Indemnifications

The Partnership agreement provides, among other things, that the Partnership may, under certain circumstances and subject to minimum capital requirements, elect to purchase a partner's interest at a price, as defined.

In the normal course of business, the Partnership may be subject to various claims, litigation, regulatory and arbitration matters. The Partnership indemnifies and guarantees certain service that provides against specified potential losses in connection with their acting as an agent of or providing services to their customers. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Partnership had been carrying a contingent liability of $440,000 to settle litigation brought against the Partnership in 2020. During 2023, the Partnership determined that the amount of loss that was probable to be incurred and could be reasonably estimated was approximately zero. Accordingly, the accrual was reversed in 2023 and recognized as other income. Subsequent to December 31, 2023, the litigation was settled and no additional amounts were due to the litigants.

Note 6. Partners' Capital – Limited Partner

At December 31, 2021 an agreement was reached with an employee to invest funds representing 3% of the partnership capital at December 31, 2021 in exchange for a 3% limited partner interest in the Partnership. During 2023 the Partner contributed $139,065 toward the purchase.

Note 7. Employee Benefit Plan

The Partnership participates in a 401(k) employee benefit plan covering substantially all of its employees and employees of related entities. Contributions to the plan are at the discretion of the Partnership. During the year ended December 31, 2023, the Partnership made no contribution to the plan.

Note 8. Customer Concentration and Concentration of Credit Risk

For the year ended December 31, 2023, two customers comprised approximately 20.6% of total revenue. At December 31, 2023, two customers represented an aggregate of 27.2% of the total receivable from broker-dealer and others.

The receivable from broker-dealers and others represents a concentration of credit risk resulting from the Partnership's brokerage activity. The Partnership has a policy of reviewing, as considered necessary, the creditworthiness of the counterparties with which it conducts business and does not anticipate nonperformance by these counterparties.

In the ordinary course of business, the Partnership may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Partnership's management believes that their ultimate outcome will not have a material effect on the Partnership's financial position, results of operations, or net cash flows.

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of future obligations under these indemnifications to be remote.

Note 9. Net Capital Requirements

The Partnership is subject to the minimum net capital requirements of the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and has elected to compute its net capital accordingly. Under the SEC Rule 15c3-1, the Partnership is required to maintain "net capital" equal to the greater of 2 percent of combined "aggregate indebtedness" or $250,000, as these terms are defined.

Net capital and net capital requirements change from day to day, but as of December 31, 2023, under the most restrictive of these requirements, the Partnership had net capital and net capital requirements of $4,260,118 and $250,000 respectively. The net capital rule may effectively restrict partner distributions.

As a clearing member of the Options Clearing Corporation through October 23, 2023, the Partnership was required to maintain net capital of $2,000,000 (Rule 302(a)). That requirement ended when the Partnership terminated their membership.

Note 10. Subsequent Events

The Partnership has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.